SEC Mail Processing Section

MAR 01 2012

Washington, DC 125

12014697

SECURITIES AND EXCHANGE COMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51529 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBC SECURITIES USA, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nelson Conde (212) 541-0606
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Nelson Conde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBC Securities USA, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance

Title

GABRIELLE PAUPECK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02PA6176724
Qualified in New York County
My Commission Expires November 05, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBC Securities USA, Inc.

Financial Statements

Year Ended December 31, 2011

## Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors
KBC Securities USA Inc.

We have audited the accompanying statement of financial condition of KBC Securities USA Inc. (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBC Securities USA Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying schedules is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young

February 28, 2012



A member firm of Ernst & Young Global Limited

# KBC Securities USA, Inc.

## Statement of Financial Condition

December 31, 2011
*(In Thousands, except per share data)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash segregated in compliance with federal regulations | $ | 1,500 |
| Receivables from: | | |
| Clearing broker | | 5,305 |
| Affiliates | | 721 |
| Other assets | | 65 |
| Total assets | $ | 7,591 |
| | | |
| **Liabilities and stockholder's equity** | | |
| Payables to: | | |
| Affiliates | $ | 256 |
| Other liabilities and accrued expenses | | 457 |
| Total liabilities | | 713 |
| | | |
| Stockholder's equity: | | |
| Common stock, $0.01 par value; 3,000 shares authorized, issued and outstanding | | – |
| Retained earnings | | 6,878 |
| Total stockholder's equity | | 6,878 |
| Total liabilities and stockholder's equity | $ | 7,591 |

*See accompanying notes.*

KBC Securities USA, Inc.

Statement of Operations

Year Ended December 31, 2011
*(In Thousands)*

| | |
|---|---|
| **Revenues** | |
| Commissions, agency, and service fees | $ 563 |
| Underwriting fees | 446 |
| Other | 63 |
| Total revenues | 1,072 |
| **Trading-related expenses** | |
| Clearing and execution costs | 169 |
| Trading error | 18 |
| Total trading-related expenses | 187 |
| Revenues, net of trading-related expenses | 885 |
| **Operating expenses** | |
| Compensation and personnel related expenses | 926 |
| Other expenses | 1,693 |
| Total operating expenses | 2,619 |
| Loss before income taxes benefit | (1,734) |
| Income tax benefit | 100 |
| Net loss from continuing operations | (1,634) |
| **Discontinued operations** | |
| Gain from discontinued operations | 696 |
| Net gain from discontinued operations | 696 |
| Net loss | $ (938) |

*See accompanying notes.*

# KBC Securities USA, Inc.

## Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011
(*In Thousands, except per share data*)

| | Common stock | | | | |
|---|---|---|---|---|---|
| | **Shares** | **Amount** | **Additional Paid-in Capital** | **Retained Earnings** | **Total Stockholder's Equity** |
| Balance, January 1, 2011 | 3,000 | $ – | $ 275,375 | $ 54,044 | $ 329,419 |
| Net loss | – | – | – | (938) | (938) |
| Return of capital | – | – | (275,375) | (46,228) | (321,603) |
| Balance, December 31, 2011 | 3,000 | $ – | $ – | $ 6,878 | $ 6,878 |

*See accompanying notes.*

KBC Securities USA, Inc.

Statement of Cash Flows

Year Ended December 31, 2011
*(In Thousands)*

| | | |
|---|---|---|
| **Operating activities** | | |
| Net loss | $ | (938) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Cash segregated in compliance with federal regulations | | 13,804 |
| Receivables from clearing brokers | | 310,344 |
| Receivables from brokers, dealers, and others | | 24 |
| Receivables from affiliates | | (672) |
| Other assets | | (51) |
| Payables to brokers, dealers, and others | | (8) |
| Payables to affiliates | | (1,236) |
| Other liabilities and accrued expenses | | 336 |
| Net cash provided by operating activities | | 321,603 |
| **Financing activities** | | |
| Return of capital | | (321,603) |
| Net cash used in financing activities | | (321,603) |
| Net decrease in cash | | – |
| Cash, beginning of the year | | – |
| Cash, end of year | $ | – |
| **Supplemental disclosure of cash flow information** | | |
| Interest payments for the 2011 | $ | 2 |

*See accompanying notes.*

## 1. Organization

KBC Securities USA, Inc. (formerly known as KBC Financial Products USA, Inc.) ("the Company"), a Delaware corporation, was formed on December 8, 1998. KBC Financial Holding, Inc. (the "Parent") is the sole stockholder of the Company.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages predominantly in equity securities transactions as an Introducing Broker and acts as agent on a fully disclosed basis on behalf of its affiliates in their transactions with U.S. customers. The Company also engages in "all-or-none" bond economics offerings as a junior underwriter.

## 2. Significant Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to use its judgment in making certain estimates. Such estimates may differ from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

In accordance with industry practice, customer transactions are recorded on a settlement date basis, while the related commission and agency revenues and expenses are recorded on a trade date basis.

Clearing broker balances are presented on a net basis in instances where a legal right of offset exists. The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. Federal, state, and local income taxes are calculated as if the company files on a separate return basis.

The Company provides for income taxes in accordance with ASC No. 740 *Income Taxes* ("ASC No. 740"). The Company records deferred income taxes using a liability approach for financial accounting and reporting, which results in the recognition of deferred tax assets and liabilities to the extent such assets and liabilities arise. Deferred tax assets are only recognized to the extent that it is more likely than not that the Company will realize the tax benefit in future years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

**2. Significant Accounting Policies (continued)**

ASC No. 740 clarifies the accounting for uncertainty in income taxes, by prescribing a recognition threshold and measurement attribute a tax position is required to meet before being recognized in the financial statements. ASC No. 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company accounts for interest and penalties as a component of income tax expense.

The Company follows ASC No. 450 *Contingencies* which recognizes the contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

**3. Settlements From Discontinued Operations**

On November 19, 2010, the Company's Parent, KBC Financial Holding Inc., closed a purchase and sale contract with Daiwa Securities Capital Markets Co. Ltd. ("Daiwa") to sell the Company's convertible bond sales and trading business. During the 2011 fiscal year, the Company was in negotiations to finalize the remaining purchase price adjustment of the sale of the convertible bond sales and trading business. In October 2011, the Company and Daiwa reached an agreement whereby Daiwa paid the Company $696,157 as a final settlement for the sale. For the year ended December 31, 2011, the Company recorded this amount as Discontinued Operations in the Statement of Operations. The Company received the money in November 2011.

ASC 360, *Property, Plant and Equipment/ASC* 205 *Presentation of Financial Statements,* states that the results of operations of a component of an entity which has been disposed of or is classified as held for sale shall be reported in Discontinued operations. As such, the Company reflected a gain in the amount of $696,157 in its Statement of Operations. There was no tax expense associated with this gain, since the Company is reporting a net loss of $938,000 for the year ended December 31, 2011.

**4. FINRA Settlement**

In 2011, the Company was under negotiations with FINRA to settle outstanding violations from its 2008 – 2010 examination which resulted in disciplinary actions against the Company. In October 2011, the Company reached a settlement with FINRA whereby the Company would be required to pay restitution of $134,000 to its customers. For the year ended December 31, 2011, the Company recorded this restitution in Other operating expenses. The Company paid restitution to the customers in October 2011.

## 5. Change in Accounting Estimate

For the year ended December 31, 2010 the Parent reported a liability for the Provision of Discretionary Bonuses payable in 2011 for a total amount of $4.4 million, of which $3.9 million were actually paid. For the year ended December 31, 2011, the Parent reported a balance in its bonuses liability of approximately $513,000 of unpaid bonuses. The Company paid the Parent for this accrual in 2010. It was determined that the Parent was reflecting the liability of this provision on its books at December 31, 2011. The Parent has determined that this provision is no longer required; hence the Company has reversed the Bonus expense incurred in 2010. For the year ended December 31, 2011, the Company recorded this amount as a change in accounting estimate reflected as an decrease of $513,000 in Compensation and personnel related expenses.

## 6. Receivables From Clearing Broker

Receivables from clearing broker reflect cash on deposit and margin requirements held at the clearing broker.

For its U.S. Equity transactions business, the Company is a fully disclosed broker dealer where it clears all of its U.S. Equity transactions using JP Morgan as its clearing agent. At December 31, 2011, the Company reported a cash balance of $5.3 million which is reflected on the Statement of Financial Condition as Receivable from Clearing Broker. The Company's clearing agent performs a Proprietary Account Introducing Broker ("PAIB") reserve computation where it establishes a separate reserve account for the Company's assets. The Company treats these as allowable assets when determining its net capital. As an executing broker dealer the Company earns commission for executing agency trades for customers. For the year ended December 31, 2011, the revenue and expense related to these services was $126,913 and $61,299, respectively, and are reflected in Commissions, agency and service fees and Other trading-related expenses on the Statement of Operations, respectively.

At December 31, 2011, there were no margin requirements at the clearing broker.

In the normal course of business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services, to the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and as such have not recorded any contingent liability in the financial statements for this indemnification.

**7. Other Assets**

The Company participates in all-or-none underwritings. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined and collection is reasonably assured. These fees are non-recurring in nature. For the year ended December 31, 2011, the Company reported Profits from Underwriting in the amount of $446,246 and $13,806 related fees which were recorded as Underwriting fees and Other expenses, respectively, in the Statement of Operations. At December 31, 2011, the Company is reporting Underwriting Fee Receivable of $27,300 in Other Assets in its Statement of Financial Condition.

The Company translates its Assets and liabilities at the current exchange rate at the Statement of Financial Condition date. For the year ended December 31, 2011, a realized gain on Foreign Currency Translation in the amount of $61,906 is being reported as Other Income in the Statement of Operations.

**8. Related-Party Transactions**

The Company acts as agent for its affiliates in certain transactions with customers. Balances resulting from such transactions which represent fail to deliver and fails to receive, are included in Receivables from and Payables to brokers, dealers and others. At December 31, 2011, the Company did not report any balances resulting from such transactions. The Company and its affiliates also provide to each other certain support and other services for which they compensate each other pursuant to service agreements. For the year ended December 31, 2011, the revenue and expense related to these services approximate $436,053 and $107,765, respectively, and are reflected in Commissions, agency and service fees and Clearance and execution costs on the Statement of Operations, respectively. At December 31, 2011, Receivables from affiliates of approximately $165,694 represents the amount due to the Company in respect to these agreements. Any such balance is payable on demand and is paid in the normal course of business.

The Company has an expense sharing agreement with the Parent that governs for providing substantially all personnel and overhead services to the Company. The Parent is reimbursed for these services by the Company. The methodology utilized to determine the amount charged the Company is a combination of direct and allocated costs. In connection with this arrangement, the Company was charged approximately $1.2 million by the Parent for the year ended December 31, 2011, and this amount is reported as Operating expenses on the Statement of Operations. At December 31, 2011, the Company reported $555,468 as Receivables from affiliates, which is predominantly due to the reversal of Discretionary Bonuses accruals. Any such balance is payable on demand and is paid in the normal course of business.

**8. Related-Party Transactions (continued)**

The Company entered into an expense sharing agreement with KBC Securities NV that will govern the allocation of expenses between the Company and KBC Securities NV with respect to the global system infrastructure operated and maintained by KBC Securities NV which will be used by the Company. In connection with this arrangement the Company was charged $261,902 by KBC Securities NV for the year ended December 31, 2011, and this amount is being reported in Other operating expenses in the Statement of Operations. At December 31, 2011, Payable to Affiliates of approximately $78,966 represents the amount due in respect to these agreements. Any such balance is payable on demand and is paid in the normal course of business.

The Company entered into an expense sharing agreement with KBC Bank NV, New York Branch (the "KBC Bank NV") that will govern the allocation of expenses between the Company and KBC Bank NV with respect to the shared resources such as rent for office space and costs of shared personnel and equipment. In connection with this arrangement the Company reimbursed KBC Bank NV approximately $1.1 million for the year ended December 31, 2011, and this amount is reported as Operating expenses on the Statement of Operations. At December 31, 2011, Payable to Affiliates of approximately $176,689 represents the amount due in respect to these agreements. Any such balance is payable on demand and are paid in the normal course of business.

**9. Net Capital and Other Regulatory Requirements**

As a registered broker-dealer and a member of FINRA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform net capital requirements for its registrants. The Company has elected the alternative net capital method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2011, the Company's net capital approximates $6.0 million, which exceeds the minimum requirement by approximately $5.7 million.

**9. Net Capital and Other Regulatory Requirements (continued)**

In April 2011, the Company executed a return of equity capital in the amount of approximately $321.6 million to be in line with the Application for Approval of Change in Ownership, Control, or Business Operations (1017 Application) which was approved by FINRA. Pursuant to Rule 15c3-1(e) (1) under the Securities Exchange Act of 1934, KBC Securities USA, Inc. provided notification of the intent to withdraw in excess of 30% of its net capital on April 26, 2011. Pursuant to Rule 15c3-1(e) (2) under the Securities Exchange Act of 1934 prohibits capital withdrawals that would cause a broker dealer's net capital to fall below specified levels. The Company is subject to the alternative net capital requirement of paragraph (f) of Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Company's net capital did not fall below the requirement as a result of the withdrawal.

With respect to delivery-versus-payment and receipt-versus-payment transactions in foreign securities for which the Company acts as agent for its foreign affiliates, the Company is subject to Rule 15c3-3 of the SEC as required under Rule 15a-6 of the SEC and relevant interpretations thereof. Although the Company maintains approximately $1.5 million as Cash segregated in compliance with Rule 15c3-3 of the SEC, the computation as of December 31, 2011 reflected a zero requirement.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

With respect to its introduced customer transactions, the Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

**10. Defined Contribution Plan**

The Parent of the Company maintains a 401(k) defined contribution plan covering all eligible employees. Participants are permitted, within limitations imposed by tax law, to make pretax contributions to the plan. The Parent's contributions to the plan are based on employee contributions and compensation. The amount of such contribution, which represents only a portion of the entire employee compensation expense of the Company, allocated from the Parent to the Company for the year ended December 31, 2011 is approximately $25,520 and is included in operating expenses.

## 11. Income Taxes

Income tax expense (benefit) for the year ended December 31, 2011 consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| | *(In Thousands)* | | |
| Federal | $ – | $ – | $ – |
| State and local | (100) | – | (100) |
| Total | $ (100) | $ – | $ (100) |

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts used for income tax purposes. ASC No. 740 prescribes an asset and liability approach to accounting for taxes that requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, ASC No.740 generally considers all expected future events other than future enactment of changes in the tax law or rates.

The net deferred tax assets at December 31, 2011 which are reflected in Other assets consist of:

| | Deferred Tax Assets | Valuation Allowance | Net Deferred Tax Assets |
|---|---|---|---|
| | *(In Thousands)* | | |
| Federal | $ 4,400 | $ (4,400) | $ – |
| State and local | 5,723 | (5,723) | – |
| Total | $ 10,123 | $ (10,123) | $ – |

The Company's deferred tax assets at December 31, 2011 result primarily from federal, state, and local net operating losses and accrued deferred bonus expenses. As of December 31, 2011, the Company has net operating loss carryforwards that expire between 2011 and 2031 and amount to $14.8 million, $45.3 million, and $14.9 million for federal, state, and local tax purposes, respectively.

## 11. Income Taxes (continued)

The Company maintains a valuation allowance against its deferred tax assets to reduce its deferred tax assets to amounts the Company believes are likely to be realized. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. For the year ended December 31, 2011, the valuation allowance increased by approximately $1 million which was due to the current year net operating losses. At December 31, 2011, the valuation allowance is approximately $10.1 million. The net deferred tax asset balance is offset by a full valuation allowance pending realization of future taxable income.

As of December 31, 2011, the Company has state and local taxes payable to its Parent of $1,597 which are calculated based on the Company's assets. These amounts are included in Other liabilities and accrued expenses.

The Company is included in the consolidated federal income tax return and the combined New York State and combined New York City income tax returns filed by the Parent. The Parent's 2007, 2008, and 2009 New York State corporation tax returns are under review by the New York State taxing authority. The Parent's 2008, 2009, and 2010 New York City corporate income tax returns are open for review. The Parent's 2008 U.S. Federal corporate income tax return is under review by the Internal Revenue Service, however, 2009 and 2010 are open for review.

## 12. Commitment and Contingencies

The Company estimated an accrual of $200,000 for legal expenses for potential FINRA settlements. At December 31, 2011, the Company has approximately $176,000 remaining in its accrual account.

## 13. Subsequent Events

The Company has evaluated subsequent events through February 28, 2012, the date the financial statements are available to be issued, and has determined that there are no subsequent events which require disclosure in the financial statements.

# Supplemental Information

KBC Securities USA, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011
*(In Thousands)*

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Stockholder's equity | $ | 6,878 |
| Less: | | |
| Non-allowable assets: | | |
| Receivables from affiliates | | 721 |
| Other | | 52 |
| Total non-allowable assets | | 773 |
| Charges on futures | | – |
| Other deductions and/or charges | | 150 |
| Net capital before haircuts | | 923 |
| | | 5,955 |
| Other capital charges | | – |
| Net capital | | 5,955 |
| Minimum net capital requirement (greater of $250 or 2% of aggregate debit items) | | 250 |
| Excess net capital | $ | 5,705 |

KBC Securities USA, Inc.

Reconciliation With Company's Computation of Net Capital
Included in Part II of Unaudited Form X-17A-5

December 31, 2011

| | Stockholder's Equity | Net Capital |
|---|---|---|
| Net capital as reported in the Company's (unaudited) Part II FOCUS Report (filed 1/23/12) | $ 6,589,433 | $ 5,955,344 |
| Audit adjustments: | | |
| Reduction in compensation and personnel related expense relating to bonus adjustments | 288,568 | – |
| Net capital per Schedule I and amended Part II FOCUS (filed on 2/23/12) | $ 6,878,001 | $ 5,955,344 |

*Statement pursuant to paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission. The net capital computation on Schedule I differs from the computation filed by the Company on January 23, 2012, on Form X-17A-5, due to the above stated adjustments.*

KBC Securities USA, Inc.

Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3

December 31, 2011
*(In Thousands)*

| | | |
|---|---|---|
| **Credit balances** | | |
| Free credit balances and other credit balances in customers' security accounts | $ | – |
| Customers' securities failed to receive | | – |
| Total credits | | – |
| **Debit balances** | | |
| Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3 | | – |
| Failed to deliver of customers' securities not older than 30 calendar days | | – |
| Aggregate debit items | | – |
| Less 3% | | – |
| Total 15c3-3 debits | | – |
| Excess of total credits over total debits | | – |
| Amount held on deposit in "Special Reserve Bank Account for the Exclusive Benefit of Customers" | $ | 1,500 |

*No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part II filing made on February 23, 2012.*

KBC Securities USA, Inc.

# Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2011

1. There are no items or market valuations to report of customers' fully paid and excess margin securities not in the Company's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3.

2. There are no items or market valuations of customers' fully paid and excess margin securities to report for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

# Supplemental Report

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
KBC Securities USA, Inc.

In planning and performing our audit of the financial statements of KBC Securities USA, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 with respect to customer transactions introduced by the Company to other broker dealers registered with the SEC. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities for its introducing business, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

With respect to transactions conducted on an agency basis between the Company's U.S. customers and its foreign affiliate, which is not a broker dealer registered with the SEC, the Company is subject to the provisions of rule 15c3-3 as required under rule 15a-6 of the SEC and the relevant interpretations thereof. Therefore, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities.



A member firm of Ernst & Young Global Limited

This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young

February 28, 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.

SEC
Mail Processing
Section

MAR 01 2012

Washington, DC
125

# Financial Statements

KBC Securities USA, Inc.
Year Ended December 31, 2011
With Report of Independent Auditors

Ernst & Young LLP

Ernst & Young

SEC
Mail Processing
Section

MAR 01 2012

Washington, DC
125

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

KBC Securities USA, Inc.

Year Ended December 31, 2011

Ernst & Young LLP

Ernst & Young

KBC Securities USA, Inc.

Agreed-Upon Procedures

December 31, 2011

SEC
Mail Processing
Section

MAR 01 2012

Washington, DC
125

## Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management of
KBC Securities USA, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of KBC Securities USA Inc. ("the Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   Management provided us with copies of the checks made payable to SIPC for all payments made to support the calculation of the SIPC payment for the period from January 1, 2011 to December 31, 2011.

   Based on our procedures performed, there were no findings noted.

2. Compared the amounts reported on FOCUS report for the period from January 1, 2011 through December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011.

   Based on our procedures performed, there were no findings noted.



A member firm of Ernst & Young Global Limited

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We reviewed all the adjustments to the SIPC-7 calculation and agreed such adjustments to the trial balance and other supporting workpapers.

   Based on our procedures performed, there were no findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Based on our procedures performed, there were no findings noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2012

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KBC Securities USA, Inc.
1177 Avenue of the Americas
New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Nelson Conde (212) 541-0606

2. A. General Assessment (item 2e from page 2) $ 2,401

B. Less payment made with SIPC-6 filed (exclude interest) ( 1,482 )
08/30/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 919

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 919

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 919

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KBC Securities USA, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February, 2012.

Director of Finance
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
**Eliminate cents**

**Item No.**

| Item | Amount |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,072,014 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 49.700 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Foreign Exchange Translation | 61.906 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 111.606 |
| 2d. SIPC Net Operating Revenues | $ 960,408 |
| 2e. General Assessment @ .0025 | $ 2,401 |

(to page 1, line 2.A.)

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 144,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve their potential.

For more information, please visit www.ey.com.

Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.